Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings as defined:
Pretax income from continuing operations	$449,327	$399,916	$349,527	$324,887	$269,466
Add: Fixed charges	211,660	176,169	158,352	150,610	153,352
Earnings as defined	$660,987	$576,085	$507,879	$475,497	$422,818

Fixed charges:
Interest charges	$186,293	$165,381	$150,261	$142,147	$135,764
Interest component of operating leases	25,367	10,788	8,091	8,463	8,401
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	9,187
Total fixed charges	$211,660	$176,169	$158,352	$150,610	$153,352

Ratio of earnings to fixed charges	3.1	3.3	3.2	3.2	2.8